BB

1312

SECURITIES [...] SION
Washington, D.C.

02021329

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51102

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ML Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center, 41st Floor
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. Douglas Weil (617) 210-6821
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine, Katz, Nannis & Solomon, P.C.
(Name — *if individual, state last, first, middle name*)

250 First Avenue, Suite 101	Needham	MA	02494-2805
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

3/27

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, S. Douglas Weil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ML Capital, LLC, as of February 28, 2002, ~~19~~X, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

S. Douglas Weil
Signature

President
Title

Julie Anne Morrissey
Notary Public
My commission expires 4-24-03

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ML CAPITAL LLC

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Years Ended December 31, 2001 and 2000

ML CAPITAL LLC

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Years Ended December 31, 2001 and 2000

CONTENTS

FIRST NEEDHAM PLACE
250 FIRST AVENUE - SUITE 101
NEEDHAM · MA 02494-2805
WEB WWW.LKNSCPA.COM
E MAIL LKNS@LKNSCPA.COM
TELEFAX 781.453.8778
TELEPHONE 781.453.8700

LEVINE
KATZ
NANNIS +
SOLOMON, PC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS+ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
ML Capital LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of ML Capital LLC (a Delaware limited liability company) as of December 31, 2001 and 2000, and the related statements of operations, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ML Capital LLC as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Levine, Katz, Nannis + Solomon, PC

February 15, 2002

ML CAPITAL LLC
BALANCE SHEETS
December 31,

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 8,280	$ 459,669
Accounts receivable	10,000	-
TOTAL ASSETS	$ 18,280	$ 459,669
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ -	$ 109,111
TOTAL CURRENT LIABILITIES	-	109,111
MEMBERS' EQUITY	18,280	350,558
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 18,280	$ 459,669

The accompanying notes are an integral part of these financial statements.

ML CAPITAL LLC
STATEMENTS OF OPERATIONS
Years Ended December 31,

	2001	2000
REVENUES		
Commissions and fees	$ 10,000	$ 617,952
OPERATING EXPENSES		
Overhead allocation	50,748	133,500
Commission fee	-	88,047
Direct costs	2,537	13,929
Insurance	10,695	10,926
Legal and professional fees	5,750	8,635
Office supplies and costs	970	2,655
Travel and entertainment	-	2,227
TOTAL OPERATING EXPENSES	70,700	259,919
NET (LOSS) INCOME	$ (60,700)	$ 358,033

The accompanying notes are an integral part of these financial statements.

ML CAPITAL LLC
STATEMENTS OF MEMBERS' EQUITY
Years Ended December 31, 2001 and 2000

BALANCE, DECEMBER 31, 1999	$ 58,032
Distribution of capital	(65,507)
Net income, year ended December 31, 2000	358,033
BALANCE, DECEMBER 31, 2000	350,558
Distribution of capital	(271,578)
Net loss, year ended December 31, 2001	(60,700)
BALANCE, DECEMBER 31, 2001	$ 18,280

The accompanying notes are an integral part of these financial statements.

ML CAPITAL LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2001	2000
OPERATING ACTIVITIES:		
Net (loss) income	$ (60,700)	$ 358,033
Adjustments to reconcile net (loss) income to net cash provided (used) by operating activities:		
Contributed overhead costs	(31,145)	131,365
Increase (decrease) in cash from:		
Accounts receivable	(10,000)	-
Accounts payable and accrued expenses	(109,111)	104,111
Total adjustments	(150,256)	235,476
NET CASH OPERATING ACTIVITIES	(210,956)	593,509
FINANCING ACTIVITIES:		
Distributions to shareholders	(240,433)	(196,872)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(451,389)	396,637
Cash and cash equivalents, beginning of year	459,669	63,032
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 8,280	$ 459,669

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

During the years ended December 31, 2001 and 2000 there were no amounts paid for interest.

The accompanying notes are an integral part of these financial statements.

ML CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

A. DESCRIPTION OF BUSINESS

The Company is a specialized financial advisory group designed to help real estate owners and developers raise private capital to fund corporate growth and ongoing investment programs. The Company, which was organized on May 28, 1998, is located in Boston, Massachusetts.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of presentation - These financial statements have been prepared on the accrual basis of accounting, which requires the recognition of income and expenses when earned and incurred, rather than when received or disbursed.

2. Income taxes - In accordance with the provisions of the Internal Revenue Code, the Company has elected to be taxed as a partnership, whereby the Company's income is ratably allocated to all members, who are then responsible for the federal and state income taxes, at their respective tax rates. Accordingly, no provision for income taxes is recorded in these financial statements.

3. Use of estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

4. Cash and cash equivalents - For purposes of financial statement presentation, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

5. Advertising - The Company expenses the cost of advertising as incurred. All such costs are in included in the overhead allocation.

C. CONCENTRATIONS

From time to time, the Company's cash balances in one financial institution exceed the amount insured by the federal government.

D. RELATED PARTY TRANSACTIONS

1. Overhead allocation and direct costs - The Company is charged $3,666 a month by one of its members for the use of shared office facilities. This charge includes rental, equipment rental, professional and general liability insurance, working capital and fixed asset interest charges, administrative services, advertising, and other office expenses. The Company occupies these facilities as a tenant-at-will. Direct charges are certain costs, including copying, travel and messenger services that have been specifically identified by the member organization as having been incurred by the Company.

   Also included in the overhead allocation are monthly charges of $563 from another affiliate for its share of the costs of certain employees.

E. CAPITAL STRUCTURE

Cash distributions are made at the discretion of the board of directors and are paid to members in accordance with their membership interest. After income distributions and repayment of loans made by the members, including interest thereon, payments representing a return of capital contributions plus interest thereon, payments in amounts equal to unrecovered capital contributions and payments in accordance with their respective interest follow in succession, assuming cash is available. In the event of a sale of the Company, distributions are first made to the members who have made loans to the Company; secondly, to each member a payment representing a return of capital plus interest; thirdly, to the members in amounts equal to their unrecovered capital contributions and finally in accordance with each members' respective interest.

FIRST NEEDHAM PLACE
250 FIRST AVENUE - SUITE 101
NEEDHAM · MA 02494-2805
WEB WWW.LKNSCPA.COM
E MAIL LKNS@LKNSCPA.COM
TELEFAX 781.453.8778
TELEPHONE 781.453.8700

L E V I N E
K A T Z
N A N N I S +
S O L O M O N , P C

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS+ADVISORS

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors
ML Capital LLC
Boston, Massachusetts

Our report on our audits of the basic financial statements of ML Capital LLC as of December 31, 2001 and 2000 appears on page 1. These audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computations of minimum net capital requirement pursuant to Section 240.15c3-1 of the Securities and Exchange Commission's Rules and Regulation T are not a required part of the basic financial statements and are presented in accordance with those requirements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. There are no material differences pursuant to the attached calculations of minimum net capital, and ML Capital's corresponding Part IIA.

Levine, Katz, Nannis + Solomon, PC
February 15, 2002

ML CAPITAL LLC
COMPUTATIONS OF MINIMUM NET CAPITAL REQUIREMENT
December 31,

	2001	2000
TOTAL ASSETS	$ 18,280	$ 459,669
LESS: INELIGIBLE RECEIVABLES	10,000	-
NET CURRENT ASSETS	8,280	459,669
TOTAL LIABILITIES	-	(109,111)
NET CAPITAL	8,280	350,558
MINIMUM NET CAPITAL REQUIREMENT	5,000	7,244
EXCESS NET CAPITAL	$ 3,280	$ 343,314

The accompanying notes are an integral part of these computations.